March 30, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Heather Clark

Andrew Blume

Re:	Materion Corporation

Form 10-K for the Year Ended December 31, 2021

Form 8-K Furnished February 17, 2022

File No. 001-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 21, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Form 8-K furnished by the Company on February 17, 2022 (the “Form 8-K”).

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before April 8, 2022. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 216.383.6889.

Very truly yours,

/s/ Shelly M. Chadwick

Shelly M. Chadwick

Chief Financial Officer